Exhibit 99.1

Oncolytics Biotech® Inc. to Present at the Sixth Annual Bloom Burton & Co. Healthcare Investor Conference

CALGARY, April 26, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC) (OTCQX:ONCYF) (Oncolytics or the Company), will participate in the Bloom Burton & Co. Healthcare Investor Conference in a session on Tuesday, May 2nd, 2017 at 1:30 pm ET. The conference takes place on May 1st & 2nd at the Sheraton Centre Toronto Hotel, Lower Concourse Level.

A live audio link to the webcast session will be available at http://wsw.com/webcast/bloomburton2/oncyf and on the company's website at http://www.oncolyticsbiotech.com/investor-centre/presentations. It is recommended that listeners log on 10 minutes in advance of a live session to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

Bloom Burton & Co. is hosting its sixth annual Healthcare Investor Conference where they will showcase approximately 60 of the premier Canadian healthcare companies to their network of investors from across Canada, the U.S. and Europe. The Conference will have networking sessions, keynote speeches and panel discussions with venture capital, public equity and strategic investors. The event attracts investors who are interested in the latest developments in Canadian healthcare companies. Investors will have the opportunity to obtain corporate updates from presenting companies and participate in a 1-on-1 meeting system with company management.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies.  For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The session and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c6409.html

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; AXON Media Contact: Marian Cutler, 914-701-0100 ext. 5361, mcutler@axon-com.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 26-APR-17